NEWS RELEASE

August 7, 2003

Trading Symbol: TSX: RNG

RIO NARCEA GRANTED EXPLOITATION LICENCE

FOR AGUABLANCA AND APPOINTS FLUOR AS

ENGINEERS FOR THE CONSTRUCTION

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that the Council of Ministers of Spain has approved the “Reserva Definitiva” mineral licence for the Aguablanca project located in the provinces of Huelva, Badajoz and Sevilla. This approval secures the exclusive right of Rio Narcea´s wholly-owned subsidiary, Rio Narcea Recursos S.A., to exploit the Aguablanca nickel sulfide deposit.

Following the receipt of a positive environmental impact declaration last June, this is one of the most important milestones to date in the development of the Aguablanca project. Rio Narcea is in advanced discussions with the local authorities for obtaining a municipal license prior to starting construction of the plant.

The Company has also awarded the engineering contract for the construction of Aguablanca to Fluor Corporation, with whom it has been advancing the engineering plans for the plant construction under an interim contract. Fluor has extensive experience and expertise in engineering, design and construction of mineral extraction process plants and was the prime contractor for Rio Narcea’s El Valle gold plant.

Fluor Corporation is one of the world's largest, publicly owned engineering, procurement, construction and maintenance services organizations.  Consistently rated as one of the world's safest contractors, Fluor was ranked No. 1 in its industry in the 2002 and 2003 editions of Fortune Magazine’s list of America’s Fortune 500 companies.

The Aguablanca mine is scheduled to be commissioned during the second quarter of 2004 and is expected to produce about 18 million pounds of nickel in concentrate per year, which would equal approximately half of the European Union's current annual nickel mine production.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. In addition to developing Aguablanca, the Company is producing gold at its 100%-owned El Valle and Carlés mines and completing a feasibility study at its Corcoesto gold project.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

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